Exhibit (d)(2)

CONFIDENTIALITY AGREEMENT

This Confidentiality Agreement (this “Agreement”) is entered into as of July 10, 2023 (“Effective Date”), between Intercept Pharmaceuticals, Inc., a Delaware corporation having a principal place of business at 305 Madison Avenue, Morristown, NJ 07960 (together with its subsidiaries, the “Disclosing Party”), and Alfasigma S.p.A., an Italian corporation, having an address at Via Ragazzi del ’99 n. 5, 40133 - Bologna, Italy (the “Recipient”). The Disclosing Party and the Recipient are each individually referred to in this Agreement as a “Party” and, collectively, as the “Parties”.

This Agreement is made in order for the Disclosing Party to disclose certain technical and business information to the Recipient under terms that will protect the confidential and proprietary nature of such information in connection with the evaluation, negotiation or completion of a potential negotiated transaction between the Recipient and the Disclosing Party (the “Potential Transaction”).

1)	Evaluation Material. Subject to the limitations set forth in Section 3 hereof, all information disclosed by, or on behalf of, the Disclosing Party to the Recipient or its Representatives, whether in oral, written, graphic, or electronic form, prior to, on or after the Effective Date shall be considered the Disclosing Party’s confidential information (“Evaluation Material”). Without limiting the generality of the foregoing, Evaluation Material shall include any information, data or know-how which relates to the business, research, or products of the Disclosing Party, including, without limitation, any computer programs, software development and design, software source code or any related codes in all formats, business or software architecture, software not yet known to the public, pre-clinical and clinical data, analyses, studies, chemical applications, laboratory instruments, laboratory methods and analysis, interpretation of lab results, techniques, technology, algorithms, specifications, schematics, records, data, drawings, notes, reports, processes, formulas, methodologies, conceptual or developmental products, product plans, compilations, trade secrets, copyrights, inventions, regulatory applications, patent applications, financial information, forecasts, customer lists, business plans, or personnel, marketing or sales information. Evaluation Material also includes without limitation: (i) any physical embodiment of the Evaluation Material including, but not limited to, product samples, specimen, exhibits, or photographs thereof; and (ii) any report, analysis, compilation, study, interpretation, forecast, record or other material prepared by the Recipient or its Representatives, in whatever form maintained (whether in written, electronic or other form) to the extent containing, reflecting or based upon, in whole or in part, any Evaluation Material.

2)	Confidentiality and Non-Use. The Recipient agrees that all Evaluation Material received under this Agreement shall be maintained in confidence. The Recipient agrees not to use the Evaluation Material for any purpose except for the evaluation, negotiation or completion of a Potential Transaction. In particular, the Recipient shall not at any time file any patent application containing subject matter that is derived from the Disclosing Party’s Evaluation Material. The Recipient shall use the same standard of care to protect the confidentiality of such information as it uses to protect its own confidential material (but in no event shall the Recipient use anything less than a reasonable standard of care). The Recipient shall limit disclosure of such information to its Representatives who have a need to know the Evaluation Material for the sole purpose of assisting in evaluating, negotiating or completing a Potential Transaction and are bound in writing by confidentiality and non-use obligations no less restrictive than those set forth herein. The Recipient shall remain responsible for any breach of this Agreement by its Representatives. The Recipient may not for any reason modify, disassemble, analyze, either chemically or using physical techniques, including but not limited to microscopic examination, or otherwise reverse engineer or attempt to reverse engineer any Evaluation Material or permit or encourage any third party to do so. The Recipient shall hold the Disclosing Party’s Evaluation Material in a secure location so as to ensure that unauthorized persons do not gain access to any Evaluation Material. The Recipient shall promptly notify the Disclosing Party in writing of any unauthorized release of, access to or use of Evaluation Material.

Without the prior written consent of the Disclosing Party (which may be withheld by the Disclosing Party in its sole discretion), neither the Recipient nor its Representatives will disclose to any person (i) that the Evaluation Material has been furnished and/or made available to the Recipient and, if applicable, the Recipient’s Representatives, (ii) that discussions or negotiations are or were taking place concerning a Potential Transaction, including the status thereof or the termination of such discussions or negotiations, (iii) any of the terms, conditions or other facts with respect to any such Potential Transaction or the Recipient’s consideration thereof, or (iv) the existence or terms of this Agreement, except, in each case of clauses (i) through (iv), as would be required by and in accordance with the procedures of Section 4 below and solely to the extent required by applicable law, regulation or legal process.

Without prior written consent of the Disclosing Party (which may be withheld by the Disclosing Party in its sole discretion), neither the Recipient nor its Representatives shall, directly or indirectly, initiate or maintain contact, or otherwise communicate, with any Representatives of the Disclosing Party concerning the Evaluation Material or a Potential Transaction, and neither the Recipient nor its Representatives shall, directly or indirectly, initiate or maintain contact, or otherwise communicate, with any current or former director or member of management or any employee of the Disclosing Party or any customers, vendors, suppliers or other third parties that conduct business with the Disclosing Party, or any regulatory agency or other governmental authority having jurisdiction over the Disclosing Party, concerning the Evaluation Material or a Potential Transaction, in each case, unless such contact has been consented to in advance by, and scheduled through, a Representative of the Disclosing Party identified to the Recipient for such purpose in the course of discussions or negotiations of the Potential Transaction; provided, however, that nothing in this paragraph shall prohibit or otherwise restrict the Recipient or its Representatives from contacts in the ordinary course of business consistent with past practice, not related to the Potential Transaction and without reference to the Evaluation Material or the Potential Transaction.

As used herein, the term “Representatives” shall mean, with respect to a Party, such Party’s directors, officers, employees, and third-party attorneys, accountants, consultants and financial advisors. In addition, as used herein, the following terms shall have the following meanings: (i) the term “person” shall be broadly interpreted to include, without limitation, any corporation, limited liability company, partnership, trust, association, joint venture, unincorporated organization, group, individual or governmental entity or any department, agency or political subdivision thereof; (ii) the term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended; and (iii) the term “Affiliate” shall have the meaning ascribed to such term under Rule 12b-2 of the Exchange Act.

3)	Limitations. Notwithstanding the preceding provisions, the obligations of the Recipient regarding confidentiality of the Evaluation Material disclosed hereunder shall not include:

a)	information which, after disclosure, is published, becomes known publicly, or otherwise becomes part of the public domain other than as a result of disclosure of such information by the Recipient or its Representatives or by anyone to whom the Recipient or its Representatives transmit the Evaluation Material in breach of this Agreement;

b)	information which was available to the Recipient or its Representatives on a non-confidential basis from a source other than the Disclosing Party or its Representatives provided that such source is not known by the Recipient or its Representatives to be bound by an obligation prohibiting transmission of such information to the Recipient or its Representatives;

c)	information which becomes available to the Recipient or its Representatives on a non-confidential basis from a source other than the Disclosing Party or its Representatives, provided that such source was not known by the Recipient or its Representatives (after reasonable inquiry of such source) to be bound by an obligation prohibiting transmission of such information to the Recipient or its Representatives; or

d)	information that is independently developed by the Recipient, as evidenced by the Recipient’s contemporaneous written records, without direct or indirect access or reference to Evaluation Material.

4)	Mandatory Disclosures. Notwithstanding anything to the contrary set forth herein, in the event that the Recipient or any of its Representatives are requested or legally required to disclose all or any part of the Evaluation Material or any of the information which is subject to the provisions of Section 1 or 2 above by applicable law, regulation or formal legal process, the Recipient will, to the extent legally permissible (i) provide the Disclosing Party with prompt written notice of the existence, terms and circumstances surrounding such requirement so that the Disclosing Party may seek (at the Disclosing Party’s sole expense) a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement and (ii) consult with the Disclosing Party on the advisability of taking legally available steps to (at the Disclosing Party’s sole expense) resist or narrow such request or requirement. In the event that such protective order or other remedy is not obtained or the Disclosing Party waives compliance with the provisions of this Agreement, the Recipient will furnish only that portion of the Evaluation Material or take only such action as, based upon the advice of the Recipient’s legal counsel, is legally required and will use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Evaluation Material (or other information required to be kept confidential pursuant to this Agreement) so furnished. The Recipient shall reasonably cooperate with any action reasonably requested by the Disclosing Party (at the Disclosing Party’s sole expense) to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the Evaluation Material.

5)	Ownership. The Disclosing Party is and will remain the exclusive owner of the Evaluation Material, and any Derivative (as defined below) thereof, whether created by the Disclosing Party or the Recipient, including all patent, copyright, trade secret, trademark, proprietary technologies, domain names, and other intellectual property rights therein and the Recipient shall acquire no rights in the foregoing. “Derivative” shall mean: (i) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted; (ii) for patentable or patented material, any modification or improvement thereon; and (iii) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret. No license or conveyance of any such rights to the Recipient is granted or implied under this Agreement. The Recipient acknowledges that it has no right to disclose or use for any purpose the Residuals (as defined below) resulting from the Recipient’s access to, or work with, any Evaluation Material. “Residuals” means information in tangible, electronic or non-tangible form, which may be retained by persons who have had access to the Evaluation Material, including, but not limited to, memoranda, electronic records, ideas, concepts, software development and designs, software source code or any related codes, know-how, or techniques contained therein.

6)	Return of Evaluation Material. Upon request by the Disclosing Party, the Recipient shall, at the Recipient’s sole discretion, promptly return to the Disclosing Party or destroy all written or tangible material containing or reflecting Evaluation Material (whether prepared by the Disclosing Party or otherwise), without, subject to the provisions set forth in this Section 6, retaining any copies, summaries, analyses, or abstracts thereof. The Recipient shall permanently delete all Evaluation Material stored electronically in the event that the Recipient decides that it does not wish to proceed with a Potential Transaction or otherwise upon the Disclosing Party’s request (such destruction to be confirmed promptly by the Recipient in writing); provided that neither the Recipient nor its Representatives will be obligated to erase Evaluation Material contained in an archived computer system backup in accordance with the Recipient’s or its Representatives’ respective security and/or disaster recovery procedures, for which destruction will follow the regular process of such procedures. The Recipient and its Representatives may retain Evaluation Material if required by law, regulation or bona fide written internal compliance procedures, provided that such Evaluation Material shall remain subject to the terms hereof. Notwithstanding the destruction and/or deletion of the Evaluation Material, the Recipient and its Representatives shall continue to be bound by the obligations of confidentiality and other applicable obligations under this Agreement.

7)	No License. Nothing in this Agreement shall be construed as granting any right or license to the Recipient or any other party, by implication or otherwise, with respect to any Evaluation Material, except for the limited purposes set forth above. The disclosure of Evaluation Material hereunder shall not result in any right or license to the Recipient .or its Representatives under any patent or patent application of the Disclosing Party.

8)	Trading Restrictions. The Recipient hereby acknowledges that it is aware (and, if applicable, that its Representatives who are apprised of this matter have been advised) that the Recipient may from time to time be in possession of material non-public information concerning the Disclosing Party. The Recipient agrees that it will, and it will cause its Representatives and Affiliates to, comply with the United States securities laws prohibiting any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

9)	Standstill Agreement. The Recipient hereby acknowledges and agrees that the Evaluation Material is being furnished to the Recipient in consideration of the Recipient’s agreement that, for a period of eighteen (18) months from the date hereof, the Recipient shall not, and shall cause its Affiliates or its or their respective Representatives, or any other person acting on the Recipient’s behalf or at the Recipient’s or its Affiliates’ direct or indirect instruction, not to, in any manner, acting alone or in concert with others, without the prior written invitation or approval of the Board of Directors of the Disclosing Party, directly or indirectly, (i) acquire, agree to acquire or make any proposal to acquire any securities of the Disclosing Party, any option to acquire any securities of the Disclosing Party, any security convertible into or exchangeable for any securities of the Disclosing Party or any other right to acquire any securities of the Disclosing Party, (ii) seek or propose any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Disclosing Party, (iii) make, or in any way participate in, any “solicitation” of “proxies” (whether or not relating to the election or removal of directors), as such terms are used in Regulation 14A promulgated under the Exchange Act, with respect to any securities of the Disclosing Party, or seek to advise or influence any person with respect to the voting of any securities of the Disclosing Party, or demand a copy of the stock ledger list of stockholders, or any other books and records of the Disclosing Party, (iv) seek to have any candidate for nomination as a director of the Disclosing Party included in the Disclosing Party’s proxy statement pursuant to Regulation 14a-11 promulgated under the Exchange Act (if applicable), (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Disclosing Party, (vi) otherwise act, alone or in concert with others, to knowingly seek to control or influence, in any manner, the management, Board of Directors or policies of the Disclosing Party, (vii) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or knowingly encourage, any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing, or (viii) make any public announcement regarding any of the foregoing (except as required by law in respect of actions permitted hereby). Notwithstanding anything to the contrary in this Section 9, the Recipient shall be permitted to submit a proposal to the Board of Directors of the Disclosing Party that would otherwise be prohibited by the terms of clauses (i) or (ii) of the first sentence of this Section 9 if any such proposal is submitted to the Board of Directors of the Disclosing Party on a strictly confidential basis. The Recipient will cease to be bound by the provisions of clauses (i), (ii), (vii) and (viii) of this Section 9 upon the earliest to occur of the following (the period from the date of this Agreement until the earliest to occur of the following being the “Standstill Period”): (A) the day that is eighteen (18) months after the date hereof; (B) the Board of Directors of the Disclosing Party approves, or the Disclosing Party enters into, a transaction with any person that would result in such person beneficially owning (1) 50% or more of the Disclosing Party’s outstanding voting securities, (2) securities convertible into 50% or more of the Disclosing Party’s outstanding voting securities or (3) all or substantially all of the assets of the Disclosing Party; or (C) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have commenced a tender offer or exchange offer for 50% or more of the Disclosing Party’s outstanding voting securities and the Board of Directors of the Disclosing Party shall have either recommended that the Disclosing Party’s stockholders tender or exchange in such offer or failed to recommend that the Disclosing Party’s stockholders reject such offer within ten (10) business days following the commencement of any such offer. Notwithstanding anything to the contrary contained herein, after the Standstill Period, the restrictions set forth in this Agreement on the use of Evaluation Material shall not prevent the Recipient from taking any action referred to in clause (i), (ii), (vii) or (viii) of this Section 9 that would otherwise be permitted after the Standstill Period; provided that nothing in this Section 9 shall detract from or alter the Recipient’s obligations under this Agreement to maintain the confidentiality of the Evaluation Material or any of the information which is subject to Sections 1 and 2 above.

10)	Authority. Each Party represents and warrants that it has the right and authority to enter into this Agreement and perform its obligations hereunder.

11)	Relationship and Disclaimer. This Agreement does not constitute or create any obligation of the Disclosing Party or its Representatives to provide any Evaluation Material or other information to the Recipient, but merely defines the duties and obligations of the Recipient and its Representatives with respect to the Evaluation Material. Neither the Disclosing Party nor its Representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. The Recipient agrees (i) to conduct its own independent investigation and analysis and (ii) that neither the Disclosing Party nor its Representatives shall have any liability to the Recipient or its Representatives resulting from the use of the Evaluation Material or the Potential Transaction other than as may be set forth in a definitive agreement between the Recipient and the Disclosing Party concerning the Potential Transaction. Notwithstanding any other provision hereof, the Disclosing Party reserves the right not to make available hereunder any information the provision of which is determined by it, in its sole discretion, to be inadvisable or inappropriate.

The Recipient acknowledges and agrees that (i) the Disclosing Party is free to conduct the process leading up to a Potential Transaction as the Disclosing Party, in its sole discretion, may determine (including, without limitation, by negotiating with any prospective party and entering into a preliminary or definitive agreement without prior notice to the Recipient, its Representatives or any other person); (ii) the Disclosing Party reserves the right, in its sole discretion, to change the procedures relating to the Recipient’s consideration of the Potential Transaction at any time without prior notice to the Recipient, its Representatives or any other person, to reject any and all proposals made by the Recipient or any of its Representatives with regard to the Potential Transaction, and to terminate discussions and negotiations with the Recipient at any time and for any reason; and (iii) unless and until a written definitive agreement concerning the Potential Transaction has been executed, neither the Disclosing Party nor any of its Representatives will have any legal obligation or liability to the Recipient of any kind whatsoever with respect to the Potential Transaction, whether by virtue of this Agreement or any other written or oral expression with respect to the Potential Transaction or otherwise.

12)	No Solicitation. The Recipient agrees that for a period of twelve (12) months from the Effective Date, neither the Recipient nor its Representatives will directly or indirectly solicit or hire any senior employee or officer who is employed by the Disclosing Party and with whom the Recipient has contact or of whom the Recipient becomes aware in connection with the evaluation, negotiation or completion of the Potential Transaction, except pursuant to a general solicitation that is not directed specifically to any such persons.

13)	Entire Agreement and Amendments. This Agreement sets forth the complete agreement of the Parties with respect to the subject matter hereof, and expressly supersedes any prior or contemporaneous representation or agreement relating to and/or in connection with the Potential Transaction. In the event there is any conflict, inconsistency or additional obligation between this Agreement and the terms and conditions of any electronic dataroom now or hereafter applicable to a Party or its Representatives, the terms and conditions of this Agreement shall govern and constitute the terms and conditions with respect to the access of Evaluation Material by a Party and its Representatives in any electronic dataroom. This Agreement may be amended only when in writing and signed by both the Disclosing Party and the Recipient.

14)	Waivers and Severability. A waiver of a breach or violation of any provision of this Agreement shall not constitute or be construed as a waiver of any subsequent breach or violation of that provision or as a waiver of any breach or violation of any other provision of this Agreement. No waiver shall be valid unless signed in writing by the waiving Party. If any provision of this Agreement or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provision or application and shall not invalidate or render unenforceable such provision or application in any other jurisdiction.

15)	Assignment. The Recipient shall not assign this Agreement without the prior written consent of the Disclosing Party. Nothing in this Agreement, express or implied, is intended to confer on any person or entity, other than the Parties or their respective successors and permitted assigns, any benefits, rights or remedies.

16)	Governing Law and Jurisdiction and Remedies. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of law principles. Any disputes under this Agreement shall be subject to the exclusive jurisdiction and venue of the New York state courts and the federal courts located in New York County, New York. The Parties hereby consent to the personal exclusive jurisdiction and venue of these courts. The Recipient acknowledges and agrees that in the event of any breach of this Agreement, the Disclosing Party would be immediately and irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the Disclosing Party, in addition to any other remedy to which it may be entitled in law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to compel specific performance of this Agreement, without the need for proof of actual damages. The Recipient agrees to waive, and to direct its Representatives to waive, any requirements for the securing or posting of any bond in connection with such remedy.

17)	Term. This Agreement shall continue for a period of ten (10) years after the Effective Date (or, to the extent the Disclosing Party is bound by written confidentiality obligations and use restrictions to third parties that require the Disclosing Party to adhere to a longer period in order to provide certain Evaluation Material to the Recipient and its Representatives in compliance therewith, such longer period shall apply with respect to such Evaluation Material to the extent the Recipient or its Representatives receive access to such Evaluation Material and such Evaluation Material sets forth such longer period); provided that the expiration or termination of this Agreement shall in no way affect the Disclosing Party’s rights with respect to a breach by the Recipient or its Representatives of the terms of this Agreement which occurred prior to the date of such expiration or termination.

18)	Recipient’s Evaluation Material. In the event the Recipient discloses to the Disclosing Party in connection with the Potential Transaction, any of its confidential information as defined, mutatis mutandis, pursuant to Section 1 above (the “Recipient’s Evaluation Material”), the terms and conditions of this Agreement shall apply, mutatis mutandis, to such Recipient’s Evaluation Material, as they were “Evaluation Material” of the Disclosing Party, and, accordingly, the Disclosing Party shall have the same obligations of confidentiality and non-use under this Agreement with respect to such Recipient’s Evaluation Material.

19)	Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

20)	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have duly executed this Agreement as of the Effective Date.

For: Alfasigma S.p.A.	For: Intercept Pharmaceuticals, Inc.

/s/ Anton Giorgio Failla	/s/ Andrew Saik
Signature	Signature

Name: Anton Giorgio Failla	Name: Andrew Saik

Title: Corporate Business Development Executive Director	Title: Chief Financial Officer